Exhibit 14

CODE OF CONDUCT

FOR INTERNAL USE ONLY

This Code of Conduct contains proprietary information that may not be distributed to any party outside of Bremer Financial Corporation and its affiliates without the written approval of the
Compliance Counsel or the Risk Management Director.

Requires BFC and BFSI Board approval biennially

Requires Affiliate Board approval biennially

Individual Responsible for Maintaining & Updating Code of Conduct:

Compliance Counsel & Director of Human Resources

This Code of Conduct applies to Bremer Financial Corporation and all its subsidiaries.	Board Approved: January 2003 Board Approved: Last Revision date: 01/2003

STATEMENT OF NEED AND PURPOSE

Our integrity is essential to Bremer’s success. Honesty, good judgment, and adherence to applicable laws and regulations are required in all our business operations. Bremer recognizes that to maintain the trust and confidence of its employees and clients, all employees and directors must follow rigorous ethical standards and obey all applicable laws and regulations when conducting professional and financial activities both on behalf of Bremer affiliates and when representing Bremer in the communities we serve.

CODE OF CONDUCT APPROVAL

The Bremer Financial Corporation board of directors and the boards of all affiliates have approved the principles and standards discussed in this document. Bremer may change, correct, modify, or revoke any of the principles and policies discussed in this document or the related procedures at any time and with or without notice. Bremer will inform employees and others of such changes as quickly as possible.

Nothing contained in this Code of Conduct is intended to create, or should be interpreted to create, any additional employment rights for any Bremer employee.

Whenever the term “Bremer” is used in this document, it means Bremer Financial Corporation and all Bremer affiliates. Whenever the term “Bremer employee” is used in this document, it refers to all Bremer directors, officers, employees, independent contractors, and any other companies or individuals representing Bremer.

INTRODUCTION

In addition to our reputation for creating client, employee, and shareholder satisfaction through innovation, management of our promises, and participation as a team, Bremer is proud of its tradition of ethical business practices. The strength of Bremer lies in maintaining mutual respect within Bremer and between Bremer and its clients, and in preserving our reputation for integrity that Bremer has earned. Our clients, shareholders, and the community expect us to meet very high standards. They entrust us with their money, confidential information, and important aspects of their lives.

The guidelines in this Code of Conduct reflect our corporate and personal commitment to live up to those expectations. Many of these guidelines are based on laws and regulations. Others are based on philosophical and ethical principles that enhance our ability to work together cooperatively and conduct our business effectively.

All employees and directors are expected to comply with both the letter and spirit of applicable laws and regulations, as well as this Code of Conduct which is designed to guide us in maintaining our principles. We are all expected to avoid illegal, dishonest, or unethical conduct, or any other actions that might reflect unfavorably on either our own integrity or that of Bremer.

You are expected to understand this Code of Conduct and apply its guidance to your decisions; however, we do not expect this document to answer every possible question you may have in the course of conducting Bremer business.

To get more help or guidance with the Code of Conduct, you should discuss the matter with your manager, an executive manager, a member of the human resources department, or Bremer Compliance Counsel. If you are unsure as to whether your actions may cause embarrassment to you or Bremer, you are expected to seek guidance before taking action.

Reporting of Violations and Questions or Concerns. All employees are encouraged to work to create an atmosphere that supports respect, integrity, teamwork, and excellence. Employees who become aware of any behavior by another employee that is in conflict with either the spirit or the letter of the Code of Conduct or applicable laws and regulations are urged to discuss the matter with their manager, an executive manager, a human resources manager, Compliance Counsel, or the Risk Management Director. While reports may be made anonymously, signed reports are preferable to facilitate follow up and resolution. The situations reported will be appropriately investigated. Reporting potential violations of the Code of Conduct is not an act of disloyalty, but an action that shows your sense of responsibility and fairness to your fellow employees, our clients, and shareholders. There will be no retaliation against employees who report information in good faith and in accordance with this procedure.

The provisions of this Code of Conduct will be enforced. Ethical conduct is an individual obligation of all employees and directors, and we are all responsible for knowing and complying with the stated guidelines, as well as other conditions of employment. Failure to do so, or conduct in violation of any law or regulation, may lead to discipline, up to and including dismissal. Employees and directors may periodically be required to attest to personal compliance with the Code of Conduct.

You may report any violations or pursue any questions or concerns you may have by addressing them to any of the following individuals:

• Ann Hengel - Executive Vice President Risk Management (651-552-2445)
     •   John Wosepka –Chief Operating Officer (651-312-3575)
     •    Carla Paulson – Senior Vice President Human Resources (651-312-3721)
     •    Connie Weinman – Compliance Counsel (651-734-4456)
     •    Terry Cummings – BFC Audit Committee Chairperson
     •   If you prefer to send your inquiry via the mail, please direct it to an individual listed above at Bremer Financial Services, Inc., 445 Minnesota Street, Suite 2000,
St. Paul, MN, 55101
How Bremer will handle your questions and reports. All reports and inquiries are handled confidentially to the greatest extent possible under the circumstances. You may choose to remain anonymous; however, in some cases that could make it more difficult to follow up and ensure resolution of your inquiry.

Certificate of Compliance. On an annual basis, Bremer may ask you to certify that you are “aware of and are in compliance with” the company’s policies on ethical behavior – this is referred to as the “certificate of compliance” process. The certification also requires that you identify all potential conflicts of interest, list any violations or questionable activities you have witnessed or heard about, and/or certify that you are not aware of any such activities.

In addition, all prospective employees are required to agree as a condition of employment that “if they are employed by Bremer” they will comply with the company’s Code of Conduct. Lastly, new employees will be provided with information on the company’s ethical principles and values, as well as the process for addressing ethical dilemmas.

Once again, we want you and every Bremer employee to report possible violations of our ethical principles whenever you see them or learn about them. In fact it is a requirement of your employment. If you do not know whether something is a problem, ask. Thank you for your cooperation.

INTERNAL CONTROLS

Accounting, Recordkeeping, and Investigation. Bremer complies with the applicable accounting, recordkeeping, and internal control requirements of various regulations and the financial reporting requirements of generally accepted accounting procedures. Bremer maintains books and records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets.

To assure the integrity of our accounting records, all entries to Bremer’s books must be prepared with care and must be supported by adequate documentation to provide a complete, accurate, and auditable record of the transactions they describe.

Employees are responsible for complying with Bremer’s accounting, recordkeeping, and internal controls. These internal controls are documented in various procedures. They are designed to ensure compliance with generally accepted accounting principles, as well as with reporting requirements of relevant laws and regulations.

Employees are prohibited from entering into any arrangement that results in making knowingly false or misleading entries in Bremer’s books or records. Under no circumstances shall funds, assets, or liabilities of Bremer be concealed or hidden. Any employee having information or knowledge of any unrecorded or mis-recorded funds, asset, liability, or any prohibited act must promptly report that activity to management or to the risk management director.

No entry shall be made on Bremer’s books and records which intentionally hides or disguises the true nature of any transaction. No undisclosed or unrecorded funds or assets may be established. Bremer and its employees should not be a participant in any transaction where we are uncomfortable with how the other party will account for the transaction in their books and records.

Bremer controls its conduct through its managers, administration of its systems of internal controls, and through the Bremer Financial Corporation Audit Committee that has responsibility for the internal and external audit process. Employees are expected to cooperate fully with any investigation, internal audit, external audit, or regulatory examination regarding any matter.

False or Misleading Remarks. False or misleading remarks may not be made about clients, vendors, competitors, or other Bremer employees. You also must not make false statements about the financial conditions of Bremer. False, misleading, or incomplete statements to auditors, examiners, or other investigators are considered the same as falsification of records.

CORPORATE INFORMATION SECURITY

Information about the business of Bremer is a valuable asset, and we exercise great care to ensure that such information is safe, confidential, accurate, reliable, and accessible only to authorized users. It is the obligation of all employees to protect the confidentiality of all Bremer’s client, employee, and vendor financial, technical, and other trade secret information.

Financial, personal, and other sensitive information about current and former clients, employees, and Bremer should receive the same care and security as funds or valuable physical property. Employees must not use their positions to obtain information or services for unauthorized purposes. Those who knowingly access, disclose, modify, copy, or destroy Bremer or other protected information without prior approval, or for improper purposes are in violation of Bremer procedures and may be subject to disciplinary action, up to and including termination.

Bremer’s Information Security Policy prohibits the sharing of confidential or proprietary information with any individual who is not a Bremer employee and who does not have a “need to know” the information. Confidential information can include, without limitation, customer, employee, and/or Bremer information such as customer account data or Bremer financial data that is not publicly available. Proprietary Bremer information includes all intellectual property created or owned by Bremer such as policies, forms, and Intranet content. If a customer or former employee (or anyone else outside of Bremer) requests this type of information, you should immediately report this activity to your supervisor.

Software Copyrights and License Agreements. Bremer uses various purchased software packages from complex mainframe packages to programs purchased or downloaded for use on personal computers. This section of the Code of Conduct refers to software packages purchased for use on personal computers. Software used on mainframe systems is subject to similar restrictions.

Packaged software is generally licensed for use rather than sold outright and is normally protected by copyright laws. All employees must be aware of and conform to copyright laws and software licensing agreements for software packages purchased by Bremer, particularly in the case of software packages for personal computers. Bremer intends to conform to the restrictions of the copyright laws and licensing agreements of the software vendors and other copyright holders. Bremer does not condone the unauthorized duplication of purchased software. Management considers the practice of illegal copying or installation of software to be theft and to be ethically wrong. In general, Bremer restricts use of the software package to the particular computer for which it was purchased. Since copyright protections also extend to intellectual property such as music recordings, movies, and literary works, using Bremer owned equipment or bandwidth to swap, trade, or download these protected items is also prohibited.

Employees should be guided by software licensing agreements or contracts that are often attached to the envelope containing the disks, or available on the screen at the time the software is loaded. Such agreements generally allow the user to make only a single additional copy of the software for backup purposes. In other words, the software is limited to one user. Employees should also be aware that although Bremer purchases software under standalone licenses, it might also purchase a network license, which allows the software to be used by more than one user; however, any additional installations of software licensed for more than one user or installing software not obtained through the Technology Department (such as downloaded “plug-ins”) must be approved by the Technology Manager.

Bremer recognizes the seriousness of violating the copyright laws and licensing agreements of the software vendors and is aware that penalties for noncompliance continue to increase; a breach of a licensing agreement or copyright infringement could expose Bremer to possible costly litigation. Further, enforcement of software licensing and other copyrights may be policed by such outside groups as the Software Publishers Association, the Business Software Alliance, the Recording Industry Association of America, and the Federation Against Software Theft. They may prosecute offenders on behalf of their members. Internally, the BFSI Information Technology Department is responsible for enforcing and monitoring compliance with this section of the Code of Conduct.

Computer Viruses. The proliferation of computer viruses, worms, or other malicious programs infecting corporate computer systems continues to increase. It is the intention of Bremer to educate employees on the potential for spreading computer viruses and to ensure that Bremer guards against such viruses. The development of a computer virus or malicious program is considered an unethical activity. These viruses can have various results on computer systems, ranging from harmless changes to severely damaged files or data and system destruction. Bremer makes available virus detection software packages to scan a computer system for any suspected virus, should any unusual activity occur on a system. You are required to maintain anti-virus software on all systems that access the Bremer network, and its use is strongly recommended for stand-alone systems.

Electronic Communication. All electronic equipment, hardware, software, digital network communications, and electronic storage systems for data, including but not limited to computers, disks, and the contents of email, voice mail, and the telephone systems are the property of Bremer. Bremer is the sole owner of all computers, software, and all files that employees use and create including but not limited to Internet access; all files; the email, voice mail, and telephone systems; computer systems; and security systems. These systems are to be used for business purposes; use for personal purposes is permissible only within reasonable limits. Excessive use may result in disciplinary action.

Bremer reserves the right to recover and access employees’ email, Internet, Intranet, and voice mail files. Bremer records, including archive and usage information for electronic mail and Intranet or Internet access, are subject to review and monitoring by Bremer management. These records are also subject to disclosure to law enforcement officials and other regulators, and are subject to subpoena and other processes not defined here. You should always ensure that the business information contained in a message is accurate, appropriate, and lawful. All telephonic systems, email, voice mail, and digital network communications (including Internet usage) may be monitored, printed, read or listened to, or recorded by Bremer to assure that they are being used for appropriate business purposes, do not violate applicable laws and regulations, or do not have a significant adverse affect on Bremer or its employees. All information transmitted by, received from, or stored in the computer systems or on other methods of electronic storage, including but not limited to email, voice mail, call ID records, people locator reports, security system reports, monitoring system reports, computer memory, or disks are property of Bremer and are subject to inspection by Bremer to assure that they are being used as required by this Code of Conduct.

Having a password or security code does not assure that any electronic communication will remain private within Bremer systems. Bremer has the capability to access and monitor all electronic communications to make sure that they are being used for proper purposes, as described above and to access them, as needed.

You may only disclose information or messages from electronic communications to authorized employees or individuals. Employees are not to use a password, code, access a file, or retrieve stored communications or information without proper authorization. All computer disks of any type or style should be stored in a secure place. Computer disks, files, reports, and any other materials containing confidential or client information should be stored securely to prevent unauthorized access. Communications outside the Bremer network are subject to interception by persons not associated with Bremer (hackers or other malicious individuals), and must be handled with extreme caution. Unencrypted email communications are NOT secure; therefore, confidential information must not be transmitted outside the Bremer network using the email system.

BY ACCEPTING EMPLOYMENT WITH BREMER,

•	YOU ACKNOWLEDGE AND CONSENT TO BREMER’S MONITORING, AS DESCRIBED IN THIS CODE OF CONDUCT, OF YOUR USE OF BREMER’S PROPERTY; COMPUTER SYSTEMS; DIGITAL NETWORK COMMUNICATIONS; EMAIL , VOICE MAIL, AND TELEPHONE SYSTEMS; AND OTHER SIMILAR TECHNOLOGICAL DEVICES.

•	YOU ACKNOWLEDGE THAT YOU DO NOT HAVE ANY PRIVACY RIGHT IN ANY EMAIL, VOICE MAIL, OR TELEPHONE SYSTEMS; COMPUTER GENERATED COMMUNICATION; OR DIGITAL NETWORK COMMUNICATIONS HOWEVER CREATED, SENT, RECEIVED, ACCESSED, OR STORED.

Electronic Communication Guidelines. Bremer Internet, email, and cellular phones should be considered a public, visible postcard without any security. Use of Intranet and Internet email by an employee or a person representing Bremer implies the understanding that the person is representing Bremer and will comply with this Code of Conduct. Usage is principally restricted to work-related functions.

Bremer employees, representatives, agents, and users shall not participate in any activity or operation that violates the law, or violates or compromises the security or safety of Bremer operations, system, or network, including without limitation:

•	Sending unsolicited or unauthorized commercial messages, advertising, informational announcements or communications in any form (“SPAM”).

•	Engaging in activities or actions that infringe or misappropriate the intellectual property rights of others, including without limitation, copyright, patent, trademark, trade secret and confidential information.

•	Installing or using software on Bremer equipment without specific authorization having been obtained from the information technology department. This includes using the Internet to download and then install software such as browser plug-ins, Internet chat programs, or other software.

•	Playing games on network communications systems, computers, or other systems owned by Bremer.•Engaging in any activities or actions that would violate the personal privacy rights of others. o Sending, posting, or hosting any harassing, abusive, libelous, or obscene materials.

•	Sending email or other external or internal communication that intentionally omits, deletes, forges, or misrepresents transmission information, including headers, return mailing and internet protocol addresses.

•	Engaging in any activities or actions intended to withhold or cloak identity or contact information.

•	Communicating (including email, Internet Chat, participation in message systems or boards, or any other posting or conversing with other individuals using the Internet or intranet) to another user in any manner that reasonably could cause him or her distress, embarrassment, or unwarranted attention; this may constitute harassment. Personal attacks, including any based on race, color, religion, sex, sexual orientation, national origin, age, disability, veteran status, or any other factors are prohibited by law.

•	Impersonating, misrepresenting, or harassing any individual, including Bremer employees, third parties, suppliers or representatives of Bremer customers is prohibited.

•	Claiming to be acting in an official capacity without authorization.

•	Misusing, abusing, or making any unauthorized use of any property, website, personnel, or equipment of Bremer, its customers, suppliers, or any third party related to Bremer.

•	Using any Bremer electronic communications device for any illegal purposes, in violation of any applicable law, or in violation of the rules of any other service provider.

•	Accessing, monitoring, or using data, traffic, systems, facilities or networks without proper authorization, including any attempt to probe, scan or test the vulnerability of a system or network, or to breach security or authentication measures without express authorization of the owner of the system or network is prohibited.

•	Interfering with the system or service to any user, host, or network; this includes, without limitation, deliberate attempts to overload a system or posting of multiple messages.

•	Transmitting, distributing, or storing of any material or data in violation of any applicable law or regulation.

•	Configuring equipment in violation of the manufacturer’s specifications or system requirements.

•	Attempting to access any Internet connected system not owned by the individual employee or by Bremer without authority, including accessing co-workers’ systems and Bremer servers without permission.

OBSERVANCE AND ADHERENCE TO THE ELECTRONIC COMMUNICATION GUIDELINES IS MANDATORY. FAILURE TO COMPLY, OR EXCESSIVE OR INAPPROPRIATE PERSONAL USE OF TECHNOLOGY ASSETS, MAY RESULT IN DISCIPLINARY ACTION, UP TO AND INCLUDING IMMEDIATE DISCHARGE.

PROTECTING OUR INTEGRITY

A conflict of interest is defined broadly to include any situation in which an employee is engaged in two or more activities or relationships that, to some degree, are mutually incompatible. These situations may include activities, conduct, or investments that could conflict with your duty to Bremer or that could adversely affect your judgment or job performance.

The appearance of a conflict of interest often can be as detrimental as an actual conflict of interest itself. Uncertainty about whether an activity is a conflict of interest, or may give the appearance of a conflict of interest, should be discussed with your manager, an executive manager, or Bremer Compliance Counsel.

Avoiding conflicts of interest. Bremer employees and directors shall refrain from the following activities under all circumstances:

•	Soliciting and accepting gifts from individuals or companies when the gifts are offered solely based on Bremer employment (gifts which qualify as permissible exceptions are exempt from this prohibition).

•	Participating in Bremer decisions which could directly or indirectly affect you or your family. o Knowingly allowing a family member to conduct activities that could create a conflict of interest with Bremer.

•	Using inside information when making personal or company related investment decisions, or providing such information to others.

•	Using your association with Bremer for personal gain (beyond authorized compensation and benefits).

•	Using Bremer property, services, information, or influence for your own or for another’s advantage.

You have a responsibility to disclose information that otherwise might be considered private or personal when a conflict of interest exists or is suspected. You are required to receive written approval from management before participating in activities or transactions that have the potential of being a conflict of interest. If you disagree with Bremer’s Code of Conduct or with management’s decision, you must still comply with the decision.

Outside Directorships. Bremer employees are encouraged to take part in community and charitable activities where they live and work Directorships that pose a conflict of interest – or create the appearance of a conflict of interest – are to be avoided. If an apparent or actual conflict of interest develops and cannot be immediately resolved, you are required to immediately notify your manager, and you may be required to promptly withdraw from service as a director of the outside corporation or organization. You should also be aware that you have sole responsibility for your actions and that Bremer does not provide indemnification for employees who serve as directors of outside entities unless such service is at the specific request of Bremer.

Directors of any Bremer affiliate are required to request the written approval of the Board chairperson prior to accepting board membership of any board of a financial services company, prior to agreeing to serve in a governance capacity.

Bremer affiliate directors and employees are required to abstain from, and not be physically present during, negotiations, preparations, recommendations, or approvals of any extensions of credit or other business transactions between Bremer and any outside organization on whose board of directors the director or employee sits.

Outside Employment. Your primary employment obligation is to Bremer. Any outside activity, such as a second job or self-employment, must be kept completely separate from your activities with Bremer, and you are required to disclose it to your manager. You may not use Bremer clients, vendors, time, name, influence, assets, facilities, materials, or services of other employees for outside activities unless specifically authorized by your manager, as in certain volunteer and community work. Outside employment must in no way be competitive with Bremer activities.

Fiduciary Appointments. Employees may only accept fiduciary appointments (such as executor, administrator, guardian, trustee, and testamentary trustee) for family members. Family members include spouse, child, parent, grandparent, sibling, parent-in-law, or any other individual with whom you have an especially close relationship. You are required to receive prior written approval for any exception to this guideline from executive management of your affiliate.

Additionally, employees may not accept appointments as attorney-in-fact under general powers of attorney if the power of attorney allows you to use your own discretion in handling client funds. Exceptions to this restriction may only be made if required in the ordinary course of business in fiduciary accounts and for family members.

Employees may carry out client instructions that specify handling of the client’s accounts when authorization has been obtained in writing from the client.

Handling Personal Transactions. Employees are encouraged to select Bremer affiliates for their financial services needs. Information regarding your accounts is only shared with other employees having a “need to know” the information. Transactions involving your own accounts or the accounts of family members or any other relatives are required to be referred to another employee or your manager to process. You may not make decisions, approve transactions, or direct others to approve transactions on such accounts in any manner that would inappropriately influence the results of those transactions.Additionally, if you are asked to process a transaction for another employee, you should be careful to ensure that the transaction is appropriate and within your authority.

This restriction does not apply to security transactions by registered representatives. These employees are allowed to process transactions permissible under the NASD rules.

Family Members – Employees can encounter a conflict of interest when doing business with or competing with organizations in which family members have an ownership or employment interest. “Family members” include a spouse, parents, children, grandparents, siblings, and in-laws. You may not conduct business on behalf of Bremer with family members or an organization with which you or your family members are associated unless specific written approval has been granted in advance by the executive officer who leads your business unit.

Signing on Client Accounts. Employees may not sign on clients’ accounts, act as co-tenant of clients’ safe deposit boxes, or otherwise represent clients without prior written executive management approval. This prohibition does not include clients who are also family members.

Accepting or Giving Gifts, Hospitality or Entertainment, Payments, and Preferential Treatment.Provisions of the Comprehensive Crime Control Act of 1984 apply to all employees of financial institutions and are echoed in this Code of Conduct. The Act covers receiving gifts or anything of value from current or prospective clients or vendors with a corrupt intent. The law also applies if employees, on behalf of Bremer, give, offer, or promise anything of value to an employee of another financial institution in connection with any business of that financial institution with a corrupt intent. Violations are punishable by fine, imprisonment, or both.

The intent of the law is to eliminate bribes, as well as gifts and hospitality that might influence the business judgment of an employee.

Accepting Gifts. Employees of Bremer may not solicit gifts for themselves or for a third party, directly or indirectly, and are discouraged from accepting gifts from prospective or current clients, or prospective or current vendors.

• Gifts with a value in excess of $300 may not be accepted.

• Gifts of cash, in any amount, may not be accepted.

• Payable on Death (POD) designations by clients (other than family members) require prior written disclosure and approval of executive management.

• Gifts valued at $300 or less (such as tickets to entertainment events) may be accepted only if declining the gift would damage client or vendor relations and if the conditions stated below are met:

 You have not accepted gifts from this client or vendor during the past 12 months.

 No effort is being made to influence your judgment.

 Accepting the gift will not influence your judgment.

 You have not solicited the gift.

Permissible Exceptions

It is not always improper for an employee to accept something of value from someone doing or seeking to do business with Bremer. In general, there is no risk to Bremer if:

• The item is offered based on a family or personal relationship, independent of any business relationship.

• The benefit is available to the general public under the same conditions.

• Bremer will pay for the item as a reasonable business expense if another party does not pay for it.

Common examples of reasonable exceptions are:

•A business luncheon or holiday season gift.

•Gifts, meals, gratuities, amenities, or favors based on obvious family or personal relationships. The circumstances should be clear that the relationship, rather than the business of Bremer, is the motivating factor.

•Advertising or promotional material of reasonable value, including pens, pencils, note pads, key chains, calendars, and similar items.

• Discounts or rebates on merchandise or services that are available to other similar clients.

• Gifts of reasonable value related to commonly recognized events or occasions such as a promotion, new job, wedding, retirement, or religious holiday.

•Civic, charitable, educational, or religious organizational awards for recognition of service and accomplishment.

• Other benefits or items of value, when approved in writing, on a case-by-case basis. These should be approved prior to acceptance by an executive manager, in consultation with Compliance Counsel, based on a full, written disclosure of all relevant facts. As always, these should be consistent with applicable law.

Accepting Offers of Hospitality or Entertainment. There is no dollar limitation on accepting offers of hospitality or entertainment; however, Bremer employees must make thoughtful decisions in accepting offers of hospitality or entertainment to avoid placing either themselves or Bremer in a situation where there is a real or perceived conflict of interest. Bremer guidelines, consistent with the Comprehensive Crime Control Act of 1984, prohibit employees from accepting hospitality or entertainment that is:

• Solicited by you.

• Lavish or unusual.

• Not a normal or customary type of amenity.

• An expense reimbursed by a client or vendor that Bremer would not pay.

If you receive an offer of hospitality or entertainment that is not explicitly prohibited, you should weigh the following considerations in making your decision:

•Perception– Your acceptance of the hospitality should not be likely to be perceived as a potential conflict of interest by others, including other Bremer employees, clients, vendors, competitors, the community, or regulators. You should not accept if either you or Bremer would be embarrassed if the facts regarding your acceptance of the hospitality were fully reported by an investigative journalist.

• Reciprocity – You are in a position at Bremer where you may provide reciprocal hospitality to the client or vendor at Bremer expense. You should consider not only the nature of the hospitality being offered, but also the organizational stature of the person making the offer.

•Pattern – The nature of the hospitality being offered should be typical for the size and status of the account or vendor relationship. Similar offers of hospitality should be common and appropriate with regard to your job responsibilities.

•Intent – The hospitality being offered should not be an attempt to influence your decision with regard to a transaction involving a client or vendor. If it is, you must decline. Employees who negotiate vendor contracts or make vendor selection decisions must be extremely sensitive to the issue of intent.

•Benefit – Bremer should derive some benefit from your acceptance of the hospitality or would be disadvantaged if you were to decline the offer.

•Objectivity – Acceptance of hospitality should not in any way affect your ability to be objective with regard to any decisions concerning a client or vendor. If it will, you must decline.

If after weighing all these factors, you determine that it is appropriate to accept the offered hospitality, you may do so. If you are unsure, it is your responsibility to request and receive prior approval from your manager or consult with Compliance Counsel. If there is something unusual about the nature of circumstances of the hospitality being offered, you should request executive management approval. Bremer has no dollar limits on the value of hospitality that may be accepted.

Reporting of Offers. You should immediately report to your manager or Compliance Counsel any offers made to you of gifts, hospitality or entertainment, payments, or preferential treatment that would violate this Code of Conduct and applicable laws and regulations, even if you declined the offer.

Other Financial Institutions. Federal law provides that employees of all financial institutions cannot offer, give, solicit, or accept “anything of value” to or from an employee of another financial institution in connection with any transaction or business. In some circumstances, consistent with the Code of Conduct, it may be appropriate to provide normal business amenities.

Unpaid Outside Activities. Employees may provide unpaid special services outside Bremer such as giving speeches, serving on advisory committees, providing consulting services, and authorship of professional articles. Before committing to any of this type of engagement, you must obtain written approval from your business unit manager. Written articles and speeches should be submitted to the director of marketing or your business unit manager for review prior to publication. Proprietary information about Bremer or its business must be kept confidential and should not be included in any articles or speeches until it is known by or available to the public.

Payments for Outside Activities. From time to time, employees may be offered payment or reimbursement of expenses for special engagements or services rendered outside Bremer for activities described above. Reasonable compensation or reimbursement received in this manner may be accepted if it is earned and if it does not constitute an attempt to avoid the prohibitions outlined regarding gifts, gratuities, and hospitality. If the offered compensation or reimbursement exceeds $300, you must obtain prior written approval from your business unit manager.

Federal Government. Special rules may apply when dealing with state or local officials, and special rules do apply when dealing with federal government officials. Bremer employees are prohibited from offering, giving, soliciting, or accepting bribes, kickbacks, extraordinary commissions, or other things of value for favored treatment or reward for favored treatment by governments, businesses, or individuals.

Fees or commissions must be paid only for clearly stated business purposes. Hospitality at meals, business meetings, and social events may be extended by you if it is appropriate to the situation and would not compromise Bremer, yourself, or the recipient.

Engaging Professionals. The services of lawyers, accountants, consultants, brokers, dealers, and other professionals are to be chosen on the basis of qualifications, competency, quality, price, and benefit to Bremer and not merely on the basis of personal or client relationships. You may not retain any family member or other relative to perform services for Bremer without disclosure of your relationship and prior executive management approval.

Bribes. It is Bremer’s intent to fully comply with the anti-bribery provisions of the Foreign Corrupt Practices Act which makes it a criminal offense for any US enterprise to offer a bribe to a foreign official, foreign political party, party official, or candidate for political office for the purpose of obtaining, retaining, or directing business to any person, whether or not that person is the one making the bribe. A bribe may take the form of an offer, payment, promise to pay, or authorization of the payment of money or anything of value.

It also prohibits offering any money or anything of value to any person (foreign or US) while knowing or having reason to know that all, or a portion of such money or thing of value, will be used for purposes specified in the Act.

Employment of Family Members or Other Relatives. Generally, a family member should not supervise (including involvement in performance evaluation or compensation decisions) a family member, other relative, or other person with whom the manager has a close personal relationship. Affected supervisors or managers should not exercise combining levels of authority or approvals of actions by family members or other affected employees. Care should be taken to avoid a conflict or the appearance of a conflict of interest.

Personal Investments and Inside Information. While it is recognized that Bremer employees have the right to make personal investments, sound judgment must be exercised to avoid any financial involvement that is illegal, might convey the appearance of impropriety, or might be contrary to the best interest of Bremer.

No employee may attempt to profit from material, nonpublic information about Bremer, any client, any vendor, or any other company. Bremer employees may not use material inside information about any company; communicate that information to others; or buy, sell, or recommend the purchase or sale of that company’s securities until that information is available to the general public. Employees may not use the information for their own benefit, or the benefit of their relatives or acquaintances. Employees who routinely may be aware of inside information about a specific public Bremer client or vendor should not purchase that financial institution’s or vendor’s securities.

Employees who open a “margin account” with any securities broker/dealer registered with the SEC may be asked to provide the broker/dealer with evidence of permission to open such an account from their employer. You should ask the broker/dealer to provide a proforma letter for your manager to print on Bremer letterhead. Your business unit manager is authorized to sign this letter. You should send a signed copy to Human Resources to be retained in your personnel file.

NOTE: Certain employees with fiduciary investment account knowledge or discretion responsibilities must also consult the Bremer Trust Policy Manual for additional restrictions.

Investments in Securities of Publicly or Non-Publicly Held and Traded Corporations. Except as provided below, prior approval is required before any employee or member of his or her immediate family may invest in stock or business of a client, borrower, key supplier, or competitor. When such relationships commence after the employee has made the investment, the disclosure should be made to your immediate supervisor.

Employees may invest in securities of publicly or non-publicly held and traded corporations without prior disclosure if:

• The employee does not represent Bremer in dealings with the corporation.

• The shares acquired do not exceed five percent of the total shares issued and outstanding.

• The employee does not possess or is not routinely aware of material “inside” information.

Transactions Not Available to the General Public. Business transactions by an employee with a Bremer client or vendor that are not available to the general public or all Bremer employees require prior written approval by management. Clients and vendors are those individuals and organizations who conduct business with Bremer.

Transactions Involving Bremer Owned or Managed Property. Bremer employees and their family members may not enter into transactions involving the investment in or purchase of personal or real property or stock that is owned or managed by Bremer; exceptions would be situations where no undue advantage arises from the employee’s association with Bremer or where Bremer has a specific program that allows for such purpose. From time to time, foreclosed, repossessed and excess property may be offered for sale to a group of Bremer employees; these transactions are generally permissible if they are offered on terms which are favorable to Bremer.

Transactions involving the purchase of fiduciary property or assets require prior approval by Compliance Counsel and may require approval by the account owner or the court and the Trust committee. Approval will generally be denied because of the potential for a conflict of interest arising from such a situation.

Taking Advantage of a Business Opportunity that Rightfully Belongs to Bremer. Employees may not take for their own advantage an opportunity that rightfully belongs to Bremer or help others to do so, even if they may be in a position to divert the opportunity for their benefit or the benefit of others. Whenever Bremer has been actively soliciting a business opportunity; or the opportunity has been offered to it, its funds, or its facilities; or personnel have been used in pursuing the opportunity, the opportunity rightfully belongs to Bremer.

Antitrust Considerations. Any activities that violate or appear to violate antitrust laws must be avoided.

Tie-Ins and Exclusive Dealings. Antitrust laws specify that insured depository institutions and their holding companies may not extend credit, lease or sell property of any kind, furnish any service, or vary the price of any of those on the condition or requirement that the client either:

• Obtain some additional credit, property, or service from Bremer.

• Provide some additional credit, property, or service to Bremer.

• Refrain from obtaining some other credit, property, or service from a competitor of Bremer.

These prohibitions do not preclude cross-selling products. We may always ask for the business.

Pricing Arrangements. The antitrust laws prohibit discussing rates, costs, and market information with competitors or making arrangements with them that affect prices, services, or other competitive practices. Employees should consult with counsel before engaging in any action or conversation that could have antitrust implications.

LENDING

Employees with responsibility for making credit decisions are required to follow the principles set forth in the Bremer Credit Policy and Guidelines which supplement this Code of Conduct.

Certain lending practices are prohibited by law and/or Bremer Credit Policy. For purposes of this section, the term “lender” refers to any employee who has lending authority as well as those who recommend approval.

Loans to Bank Examiners and External Auditors. Federal law prohibits any director, officer, or employee of a FDIC insured institution from granting any loan or gratuity to any public bank examiner who examines or has the authority to examine Bremer.

Generally, external auditors are precluded by their professional standards from participating in transactions with financial institutions for which they have audit responsibility.

Personal Financial Involvement in Extending Credit. Lenders may not participate in the lending approval process or extend credit to:

•	Clients, if any of the proceeds are to be given or loaned to the lender or used to pay a debt owed by the lender, or benefit the lender, a family member, or other relative in any other way.

•	Clients, to enable them to purchase real or personal property from you, a family member, or other relative.

•	Any family member or other relative. (An overdraft is considered an extension of credit.)

•	Companies in which you have an interest as a director, officer, controlling person or partner, or in which a family member or other relative has such an interest.

•	Clients or suppliers of Bremer by way of loaning your own funds or personal credit (or those of other employees) by guaranty or similar means.

Personal Borrowing and Lending. Bremer employees may not borrow from or lend to (directly or indirectly) clients, vendors, or other employees either on their own behalf or on behalf of someone else. You must obtain prior written approval from executive management before you participate in a personal loan transaction with a Bremer client.

Granting of Preferential Terms. It is Bremer policy that its lending services are available to serve the legitimate and deserving credit needs of clients on an equitable basis. Concessions of rate or other terms must be based solely on a borrower’s credit-worthiness and overall client relationship with Bremer, or otherwise in accordance with Bremer policy; a lender with approval authority must approve these.

Loans to Executive Officers and Directors. Loans to executive officers and directors of Bremer are subject to the restrictions of Regulation O. (See the Bremer Credit Policy for additional information).

Executive officers and directors may obtain loans from other financial institutions at the same rates and terms and conditions as those given to other clients by that financial institution.

MEDIA CONTACT

Any communications with or disclosure of information to the media must be in accord with the procedures established by the marketing department. Bremer will disclose any news or information that might reasonably be expected to materially affect the market for its securities and will keep its shareholders properly informed of Bremer’s progress, positions, and goals. In general, all media inquiries should be directed to the director of the marketing department.

Use of Bremer Name. Employees must have written marketing management permission before using Bremer’s name, products, signatures, or influence in any way that indicates or appears to indicate any connection between Bremer and any outside activities or businesses. In addition, employees are required to obtain approval from the marketing department’s director or assigned marketing department personnel before granting an interview to a newspaper or other media.

GIVING ADVICE TO CLIENTS

Legal Advice. Employees are prohibited from giving legal advice or regulatory advice to clients or prospects. For example, the Bank Secrecy Act prohibits employees from giving advice to clients regarding how to structure deposits to avoid reporting of cash transactions. Care must also be exercised in conversations with clients and prospects to be sure that nothing is said that might be interpreted as legal advice.

Tax or Investment Advice. Employees may not give clients advice on tax inquiries or the preparation of tax returns. Clients should be directed to their tax advisors to answer questions. Licensed registered investment managers and fiduciary employees in the ordinary course of their duties are the only Bremer employees authorized to provide investment advice.

Recommending Other Firms to Clients. Bremer employees may occasionally be requested to recommend others who provide professional services. Typically, such requests involve attorneys, accountants, and real estate agents. Generally a minimum of two qualified referrals should be made without indicating favoritism.

Under no circumstances may a fee or other consideration be accepted in return for a referral or recommendation to a company outside Bremer, unless it is in conjunction with a previously approved joint marketing program.

POLITICAL ACTIVITIES

Participation. Bremer employees are encouraged to participate in political activities on their own time and in accordance with their individual desires and political preferences. When engaging in political activities that are apart from official responsibilities of your job, you should make it clear that you are acting as an individual and not as a representative of Bremer.

Employees who write letters expressing personal opinions to elected officials or political bodies must make it clear that the position is a personal opinion and does not reflect a position being taken by Bremer. Bremer resources (letterhead, titles, postage, and time) may not be used for such correspondence. If Bremer e-mail is used, the employee is required to state that the opinions expressed are personal opinions of the author and not of Bremer.

This guideline does not preclude employees, with executive management approval, from corresponding on behalf of Bremer to express support for Bremer positions on key issues in connection with the business. In that instance, Bremer resources may be used.

Holding Public Office. Employees who wish to accept an appointment to public office or file as a candidate for election need to first obtain management approval to avoid any potential or actual conflict of interest. Contact your executive manager for this approval.

Solicitation and Campaigning. Bremer employees may not solicit campaign funds or engage in any other form of campaigning on Bremer premises, nor may candidates for public office be authorized to distribute campaign material or actually campaign on Bremer premises. Bremer employees may not solicit personal political contributions from clients or vendors.

Contributions. No employee is authorized to make any direct or indirect political contribution on behalf of Bremer. Employees are free to make personal contributions to candidates and political parties of their own choice.

FRAUD

Bremer policy prohibits employees from engaging in fraudulent activity. Bremer has established procedures to be followed concerning the recognition, reporting, and investigation of suspected fraud. Electronic mail, internet, intranet, or any other use of computers, fax machines, or telephones may not be used for personal reasons (except for limited personal uses), including but not limited to, threats, insults, fraud, theft, pornography, inappropriate use of 800 and 888 numbers, or the use of 900 numbers.

Fraud includes, but is not limited to, such actions as:

• Dishonest or fraudulent acts.

• Embezzlement.

• Forgery or alteration of negotiable instruments such as Bremer checks and drafts.

• Misappropriation of Bremer, employees, client, partner, or supplier assets.

• Conversion to personal use of cash, securities, supplies, or any other Bremer asset.

• Unauthorized handling or reporting of Bremer transactions.

• Falsification of Bremer records or financial statement for personal or other reasons.

Fraudulent activity can include actions committed by an employee that injure clients and vendors, as well as those that injure Bremer and its employees. As a result, Bremer will pursue legal and criminal prosecution in all instances of fraud with the objective of fully recovering all misappropriated funds and punishing the offender.

Any employee or agent who suspects that any fraudulent activity may have occurred is required to report such concern to one of the executive officers or the Bremer Financial Corporation Audit Committee, named earlier in this Code of Conduct. One of the executive officers or member of the BFC Audit Committee should be contacted before any action is taken with respect to the individual accused of perpetrating the alleged business impropriety. Such allegations, if proven to be factual, will lead to the dismissal of the employee, the involvement of local law enforcement, and actions to recover company funds.

Under federal law, any bank can be held criminally liable when one of its employees, directors, or agents commits a crime. Accordingly, any employee who has knowledge or information about another employee, director, or agent of Bremer that he or she believes might be involved in a crime (whether or not Bremer is victimized) must promptly report the relevant facts in writing to the risk management director. While reports may be made anonymously, signed reports are preferable to facilitate follow up and resolution of the issue. Employees shall not be retaliated against for reporting information in good faith in accordance with this procedure.

Additionally, under federal law, any crime against a financial institution must be reported to its regulators. Employees should be alert to situations that could constitute criminal wrongdoing of which Bremer may be a victim. Bremer employees have a responsibility to identify and report the relevant facts to their manager who will follow Bremer procedures for investigation and reporting.

Whenever there is a known or suspected crime, Bremer works closely with the appropriate law enforcement and regulatory agencies.

WORKPLACE ATMOSPHERE

Alcohol, Illegal Drugs, and Controlled Substances. Employees will not work or report to work under the influence of alcohol, illegal drugs, or other controlled substances. Employees are prohibited from possessing, selling, using, manufacturing, distributing, or offering to others any illegal drugs or controlled substances while on company business or on company premises. This prohibition does not include legally obtained medications or prescriptions used as directed by a medical practitioner. Employees will not consume alcohol at any time when it may impair their ability to do their jobs, endanger other or themselves, or reflect adversely on the reputation of Bremer or its employees (including while on company business, prior to work, during meals or breaks, or while representing Bremer, such as at conferences).

Employees are prohibited from operating equipment or driving or riding in a company vehicle or a vehicle being used while on company business (including person vehicles) while under the influence of alcohol, illegal drugs, or controlled substances.

The affiliate CEO must authorize serving alcohol on company premises.

Gambling. Certain activities, such as participating in Internet gambling, not only distract us from our work, they are improper in the workplace and may be unlawful. No gambling may be conducted on company premises or while conducting company business. This prohibition does not apply to pools that are conducted within a small work group or at a single location without using Bremer email or Intranet.

Threatening or Hostile Behavior. Bremer is committed to providing a safe work environment. We will not tolerate any threatening or hostile behavior that threatens the safety of employees or visitors in the workplace, and will take immediate and appropriate action against offenders, up to and including termination and criminal prosecution. Bremer specifically prohibits employees from engaging in any assaults, hostile physical contact or intimidation, fighting, verbal threats of physical harm or violence, or any other actions that are threatening, hostile, or abusive in nature while on company property or on company business. Each employee is responsible for reporting acts of violence or threatening behavior to his or her supervisor, affiliate CEO or local Human Resources representative. Any person who engages in, or threatens to engage in violent acts will be removed from the premises as soon as safety permits and shall remain off company premises pending the outcome of any investigation. At that time, Bremer affiliate management will determine the appropriate action to be taken.

Weapons. Bremer bans the carrying of guns within its facilities by anyone other than law enforcement and other security officers. The carrying or possession of handguns (even with a permit or license), other fire arms or any other weapons by employees while in a company facility is a violation of this Code of Conduct. Employees are also prohibited from carrying weapons in company vehicles while conducting company business. Employees are prohibited from storing any weapon in an office, desk, locker, purse, briefcase, or any other repository within a Bremer facility. Employees are further prohibited from using any tool, supply, or other resource in a manner that implies it is a weapon. Affiliate management may request the assistance of law enforcement if it believes that an employee is in violation of this prohibition.

Destruction of Property. Employees are expected to treat Bremer property as if it were their own and to not damage, destroy, or otherwise harm the property of Bremer, its employees, its business partners, competitors, or others.